SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 1998
                          -----------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                         Commission File Number 0-24811
                                               _________

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Sound Federal Savings and Loan Association 401(k) Savings Plan in RSI Retirement Trust

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Sound Federal Bancorp
                              300 Mamaroneck Avenue
                           Mamaroneck, New York 10543

                              SUMMARY ANNUAL REPORT

               FOR SOUND FEDERAL SAVINGS & LOAN ASSOCIATION 401(K)
                      SAVINGS PLAN IN RSI RETIREMENT TRUST


This is a summary of the annual report for the SOUND FEDERAL SAVINGS & LOAN ASSOCIATION 401(k) SAVINGS PLAN IN RSI RETIREMENT TRUST, EIN 13-1719192, Plan No. 002, for the period January 1, 1998 through December 31, 1998. The annual report has been filed with the Internal Revenue Service, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

                            Basic Financial Statement

Benefits under the plan are provided through a trust fund. Plan expenses were $8,387. These expenses included $8,387 in benefits paid to participants and beneficiaries. A total of 33 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $918,861 as of December 31, 1998, compared to $758,863 as of January 1, 1998. During the plan year the plan experienced an increase in its net assets of $159,645. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $168,364 including employer contributions of $45,880, employee contributions of $91,757, and earnings from investments of $30,747.

                            Minimum Funding Standards

Enough money was contributed to the plan to keep it funded in accordance with the minimum funding standards of ERISA.

                      Your Rights To Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. To obtain a copy of the full annual report, or any part thereof, write or call SOUND FEDERAL SAVINGS & LOAN ASSOCIATION, 300 MAMARONECK AVENUE, MAMARONECK, NY 10543, (914) 698-6400.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan (SOUND FEDERAL SAVINGS & LOAN ASSOCIATION, 300 MAMARONECK AVENUE, MAMARONECK, NY 10543) and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to:
Public Disclosure Room, N-5638, Pension and Welfare Benefits Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

                                   SIGNATURES


   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    SOUND FEDERAL  SAVINGS AND LOAN  ASSOCIATION
                                    401(K) SAVINGS PLAN IN RSI RETIREMENT TRUST



Date:   June 29, 1999        By:    /s/ Anthony J. Fabiano
                                    -----------------------------------------
                             Name:  Anthony J. Fabiano
                             Title: Vice President and Chief Financial Officer